News Release

ZURICH
FINANCIAL SERVICES

Zurich reports strong results in the first nine months with an increase in net income of 21% to USD 2.3 billion

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, November 17, 2005 – Zurich Financial Services Group (Zurich) reports a record operating performance for the first nine months of 2005, despite the impact of severe natural catastrophes in the United States and Europe. Performance highlights include:

- **Net income[1] of USD 2,256 million, an increase of 21%[2], and earnings per share (diluted) of CHF 18.75, an increase of 17%**
- **Return on equity (ROE)[3] of 14.9% (annualized)**
- **Business operating profit (BOP) of USD 2,863 million, an increase of 15% and an annualized BOP ROE[3] after tax of 13.1%**
- **Net investment income on Group investments of USD 5.9 billion, an increase of 8%, and total investment return of 4.6% (not annualized)**
- **Shareholders' equity of USD 22.1 billion, an increase of 7% since December 31, 2004**

James J. Schiro, Chief Executive Officer of Zurich, said: "The underlying strength of our businesses came through again. We reported a record net income of USD 2.3 billion despite an impact of USD 1.1 billion due to an extraordinary series of large catastrophes. Our return on equity was 14.9%, which is in excess of our target rate and places us in the top range of our industry. This reflects our commitment to operational excellence and ability to build upon our proven financial strength. Based on our continuous operational improvements, I am confident that we are well-positioned for sustainable profitable growth in the future."

To maintain the positive momentum in General and Life Insurance, the Group remains committed to the pursuit of operational excellence. The common methodologies of The Zurich Way are instrumental in enabling the sustainability of the performance achieved over the last years. Its initiatives are designed to generate operating improvements of USD 500 million in the current year, with more than three quarters of the benefits coming from increased efficiencies in distribution, claims processing and underwriting. After the first nine months, the Group is well on track toward achieving this goal. The Group plans further efficiency gains of USD 1 billion in the next two years for a target total of USD 1.5 billion in the three years ending in 2007.

In **General Insurance**, the underlying performance in all business divisions mitigated the impact of large catastrophes in North America and Europe. The combined ratio was 100.9% including a catastrophe impact of 4.9 percentage points. In North America Commercial and Global Corporate, the movements in the combined ratio reflect also reduced prior year reserve developments and a more conservative approach to reserving. The underwriting result was particularly strong in Europe General Insurance, where the combined ratio improved by 2.3 percentage points to 94.4% despite a catastrophe impact of 0.8 percentage points.

In the third week of October, Wilma, a category four hurricane, struck Mexico and Florida. Zurich expects that claims payments net of reinsurance will not exceed USD 300 million. This event will be charged to the fourth quarter.

As a result of higher than expected losses, reinsurers have announced their intention to tighten renewal rates. This is likely to impact prices also in

primary insurance markets. The Group's increased financial strength puts it in a stronger position to seek profitable growth in attractive insurance markets throughout the world. It will continue to pursue disciplined underwriting and optimize its reinsurance program with respect to cover and retention.

The **Life Insurance** segment had another strong quarter, confirming its continued progress on the road to recovery. In the first nine months, the new business profit margin improved 1.4 percentage points to 11.9%. The businesses on the European Continent are running at a high level of profitability, and the UK operations, where the benefits of substantial restructuring are now evident, made further progress toward achieving the Group's performance goals. In the third quarter, the Life Insurance operations in the UK achieved a new business profit margin of 11.1%.

Zurich's new Life Insurance products have been well-received in all markets, with record growth of new business premium in Spain. Based on its distribution power and regained financial strength, the segment is positioned to achieve further growth in a favorable market environment.

Segment performance[2]

General Insurance Business operating profit in General Insurance was stable at USD 1.4 billion. This was primarily the result of continued strong underwriting performance in Europe General Insurance and a 21% increase in the segment's net investment income, which mitigated the effect of natural catastrophes primarily in North America Commercial and Global Corporate. The total net impact of large catastrophes including reinsurance reinstatement premiums was USD 1.0 billion or 4.9 percentage points in the

combined ratio. Overall, the combined ratio was 100.9%, an increase of 1.6 percentage points compared with the first nine months of 2004.

General Insurance gross written premiums and policy fees declined 2% to USD 24.9 billion in the first nine months. Premium growth was achieved in the Europe General Insurance and International Businesses divisions, while volume in Global Corporate and North America Commercial declined. The top line movements continue to reflect the retention of attractive business as well as Zurich's commitment to pricing discipline and the strategic management of profitable opportunities in selected lines of business.

Life Insurance. The Life segment's business operating profit increased 13% to USD 830 million as a result of strong performances in Germany, Switzerland and Italy. The Life Insurance business is benefiting from strong market positions in a number of segments, with sizeable momentum achieved in Spain and Italy. New premiums written (using the industry standard measure Annual Premium Equivalent – APE) increased 5% to USD 1.7 billion, while gross written premiums and policy fees rose 4% to USD 8.2 billion.

Farmers Management Services. Farmers Management Services achieved growth in business operating profit of 10% to USD 926 million due to growth in management fees and other related revenue. This, in turn, was based on increased gross premiums earned by the Farmers Exchanges, which Zurich manages but does not own. The Exchanges also added USD 315 million to surplus in the first nine months, bringing total surplus growth to USD 778 million since January 1, 2004. This is more than three quarters of the USD 1 billion commitment made for the three years ending in 2006.

Other Businesses. Overall, business operating profit in the Other Businesses segment improved by USD 244 million to USD 308 million. Farmers Re was impacted by hurricane losses and changes in the reinsurance cover. Centre successfully commuted several contracts and achieved a business operating profit of USD 112 million compared with a loss of USD 42 million in 2004.

Investment performance. Net investment income for Group investments increased 8% to USD 5.9 billion. This increase was the result of higher average assets invested and higher interest rates particularly in the United States. Net capital gains and impairments on investments that flow through to the Group's bottom line were USD 745 million, compared with USD 300 million in 2004. In the first nine months, the total investment return for Group investments was 4.6% (not annualized) compared with 3.8% in the first nine months of 2004.

Regulatory and legal developments

Several regulatory initiatives in Switzerland, the European Union and the United States are under way to reform and modernize the capital requirements of insurance companies and insurance groups. As the Group is implementing these reforms, some of its companies may require additional regulatory capital. As previously announced, the Group is further involved in various legal proceedings and industry-wide civil and criminal investigations, in particular in the US. It has been conducting its own internal review with respect to certain matters investigated, and it is cooperating fully in these investigations.

[1] Attributable to shareholders.

[2] All comparisons refer to the first nine months of 2004 (restated for new and revised IFRS), unless stated otherwise. Interim results are not indicative of full-year results.

[3] ROE calculated on common stockholders' equity. See the Financial Supplements and the Group Financial Review on the Investor Relations page of our Web site www.zurich.com for further information on shareholders' and common stockholders' equity.

Note to editors:

There will be a telephone conference with a Q&A session for analysts and investors at 1 p.m. CET. Media are welcome to listen in. Please dial-in to register approximately 10 to 15 minutes prior to the start of the conference.

Dial-in numbers:

- Europe +41 (0)91 610 56 05
- UK +44 (0)207 107 06 13
- USA +1 (1) 866 865 51 44

The conference call will be audio webcast on our Web site www.zurich.com live, followed by a webcast playback available after 7 p.m. CET.
The presentation for analysts and investors as well as supplemental information will be available on our Web site www.zurich.com. Please click on the "Q3 Results 2005 - Media View" button on the bottom right corner of our homepage.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.

Financial Highlights (unaudited)

The following table presents the summarized consolidated results of the Group for the nine months ended September 30, 2005 and 2004 and the financial position as of September 30, 2005 and as of December 31, 2004. The 2004 amounts have been restated for the implementation of new and revised accounting standards. Certain prior year amounts have also been reclassified to conform to the 2005 presentation. Interim results are not necessarily indicative of full-year results.

Consolidated operating statements

in USD millions, for the nine months ended September 30	**2005**	2004	Change
Gross written premiums and policy fees	**36,571**	37,521	(3%)
Net investment result	**17,086**	9,137	87%
of which: Net investment income on Group investments	**5,886**	5,457	8%
Business operating profit	**2,863**	2,490	15%
Net income attributable to shareholders	**2,256**	1,857	21%

Consolidated balance sheets

in USD millions, as of	**9/30/2005**	12/31/2004	Change
Total investments	**275,536**	282,155	(2%)
Reserves for insurance contracts	**219,421**	227,087	(3%)
Reserves for insurance contracts and liabilities related to investment contracts	**259,678**	267,133	(3%)
Senior and subordinated debt	**6,048**	5,871	3%
Shareholders' equity	**22,123**	20,670	7%

General Insurance key performance indicators

for the nine months ended September 30	**2005**	2004	Change
Business operating profit (in USD millions)	**1,354**	1,387	(2%)
Combined ratio	**100.9%**	99.3%	(1.6 pts)

Life Insurance key performance indicators

for the nine months ended September 30	**2005**	2004	Change
Business operating profit (in USD millions)	**830**	733	13%
New business profit margin (in % of APE)	**11.9%**	10.5%	1.4 pts

Return on common stockholders' equity (ROE)

returns for the periods ended[1]	**9/30/2005**	09/30/2004	12/31/04
Return on common stockholders' equity (ROE)	**14.9%**	14.4%	13.4%
Business operating profit (after tax) return on common stockholders' equity	**13.1%**	13.4%	12.5%

Per share data

for the nine months ended September 30	**2005**	2004	Change
Diluted earnings per share (in CHF)	**18.75**	15.97	17%

[1] Returns for the periods ended September 30, 2005 and 2004 are annualized on a compound basis using the results for the nine months ended September 30. Returns for the period ended December 31, 2004 are for the year ended December 31, 2004. All performance measures for 2004 periods are based on financial information as restated. ROE is based on net income attributable to common stockholders.

Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not indicative of the full year results.

Persons requiring advice should consult an independent adviser.